China Youth Media, Inc. 4143 Glencoe Ave, Unit B Marina Del Rey, CA 90292

November 14, 2008

Via EDGAR

Division of Corporation Finance Securities And Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	Digicorp, Inc./China Youth Media, Inc.
Form 10-KSB for the fiscal year ended December 31,2007
Filed April 16,2008 and
Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008
Filed May 19, 2008 and August 19,2008, respectively
File No. 0-3306

Ladies and Gentlemen:

This letter shall serve as notification that the Company has received the Commission's letter dated November 6, 2008 regarding the above referenced Form 10-KSB and Forms 10-Q.

The Company is reviewing the subject letter and in the process of compiling the necessary information needed to respond to the Commission's comments and provide the information requested.

The Company anticipates furnishing a response to the Commission's subject letter via EDGAR on or before November 26, 2008.

China Youth Media, Inc. (Registrant)

By:	/s/ Jay Rifkin
Name: Title:	Jay Rifkin Chief Executive Officer